EXHIBIT 4.9

Employment Agreement

Name: Zhou Xiang

Address: Room 201, No.26,88 Jinyu Road, Minhang District, Shanghai

ID No.:310109197511095230

Dear Mr. Zhou Xiang:

I have the honour, on behalf of Dunxin Financial Holdings Limited, a limited company incorporated under the laws of Cayman Islands (“Cayman”) (hereinafter referred to as “the Company”, together with its parent and subsidiary companies collectively known as the “Group”), to extend to you the following invitation to serve in accordance with the following terms and conditions:

I. Duration of Employment

Your employment relationship with us commences on March 30, 2021, with an initial term of one year, provided, however, the term of your employment is subject to successive, automatic one-year extensions unless either party gives notice of non-extension to the other party at least 30 days prior to the end of the applicable term.

II. Position and Responsibilities

1. The position you will hold is Chief Financial Officer. In this position, you will report directly to the CEO and Board of Directors of the Company. Your duties are related to the position you hold. We reserve the right to adjust your responsibilities and transfer your duties within the Group.

2. Except with the prior approval of the Board of Directors of the Company and other than the period of leave and reasonable absence due to illness, injury or other obstacles, you shall, within the term of this Agreement, use all working hours for the services specified in this Agreement. During the term of this Agreement, you shall only serve the Company and shall do your best to promote the business and interests of the Company in a manner consistent with your position.

1

3. Whether or not this Agreement provides otherwise, during the period of this Agreement, (i) you shall not work for other companies or units directly or indirectly competing with the Company in independent, non-independent positions or any other position, and (ii) you shall not create, purchase or obtain direct or indirect benefits in any other company or unit directly or indirectly competing with the Company.

III. Working Hours

Normal working hours are eight (8) hours a day (excluding meals and rest time) and work at Wuhan headquarters for at least 4 days a month. With mutual agreement, your salary standard (defined below) has taken into account the work you may undertake outside normal working hours to ensure that you properly complete the work assigned to you under this Agreement.

IV. Salary and Assessment

1. A total annual salary of RMB 480,000, is as follows:

Salary standard = (cash salary RMB 360,000 on a monthly basis)

Cash wage = fixed wage (position wage + skill wage)+ floating wage (performance wage)+ welfare allowance (lunch allowance, transportation allowance + communication allowance + accommodation allowance)

2. Cash payroll: on the 15th day of a month in cash to your personal account.

3. Stock and other benefits: You are entitled to participate in the Company’s equity incentive plans and other Company benefits, each as determined by the Board from time to time.

V. Confidentiality / Intellectual Property

2

Any time during the period of employment with the Company after termination for whatever reason (no time limit), unless authorized by the Company or authorized by a court of administration, or in accordance with the relevant laws, otherwise you shall not relate (i) to the Company or any of its affiliates (as defined below) or any of its consumers, customers, suppliers or business partners (of the Company or any of its affiliates), (ii) any research, method, technology, process flow, design or invention carried out or used by the Company, any associated party of the Company or any of its consumers, customers, suppliers or business partners, or (iii) in connection with its obligation of confidentiality to any third party, any trade secrets, technical secrets or financial, trade or other information (“confidential information”), divulge to any person, or communicate with any person, or use for their own purposes or for any purpose other than the Company, or cause any unauthorized disclosure or publication. The above restrictions do not apply to any information or knowledge that may be available to the general public (except in the case of public knowledge due to your unauthorized disclosure or negligence). In this Agreement, “Related party” means a person who is directly or indirectly controlled or controlled by one or more intermediate parties, or jointly controlled with the subject in other parties. The term “control” used in the preceding sentence (including interrelated “control”, “controlled” and “jointly controlled”) means the right to direct or induce others to direct the administration and system of the subject, whether directly or indirectly through the possession of voting securities, contracts or other means, or through other relationships that in fact constitute actual control. “Subject” means any natural person, company, limited liability company, unincorporated organization, partnership, association, joint-stock company, joint venture, trust or government, or any institution or political branch of government or any other entity.

As a condition of employment with the Company, you further agree that all intellectual property rights (including, but not limited to, copyright, design rights, trademark rights, technical secrets and patents, whether registered or applied) existing in all drawings, plans, designs, designs and other documents prepared or created at any time during your employment with the Company shall be exclusively the property of the Company; And at the request of the Company, you shall sign or perform as soon as possible the documents or other acts or matters that the Company may require to grant such rights to the Palace, at your own expense. You agree to inform us of any potential intellectual property created during your re-employment period.

If the Company is suffered from damages by your breach of the above confidentiality / intellectual property obligations, you shall pay damages equal to 12 times your average monthly salary of 12 months before the actual termination of employment. If the aforesaid amount does not fully compensate for the loss of the Company, the Company shall have the right to claim damages by filing a civil action.

3

VI. Termination of Employment

1. Termination without cause

Generally, the Company has the right to terminate your employment relationship for any reason permitted by the relevant law. If we terminate your employment without “reason” (as defined below) before the expiration of this Agreement, After you sign a general waiver in the form or content to the satisfaction of the Company (which shall not be revoked) (if applicable), we shall pay you a separation indemnity equal to (1) times your current monthly salary. With the exception of the current basic salary and separation indemnity as of and including the date of termination, you have no further right to receive any other remuneration from the Company after the termination of the employment relationship. For the purposes of this Article 5(1) and the termination indemnity under this Agreement, resignation for reasonable reasons (as defined below) shall be deemed to have been terminated by the Company for no reason.

Termination date, in the absence of “reason” to terminate the employment relationship, the termination date shall be the date specified in the written termination notice issued to you by the Company (usually the date of the notice).

2. Termination for reasons: resignation

 It is generally stipulated that if the Company terminates your employment relationship for “reasons” (as defined below) before the expiration of this Agreement, or if you resign, you will only receive the current basic salary as of and including the date of termination or the date of resignation. You have no further right to receive any other remuneration from the Company after the termination or resignation of the employment relationship. For the purposes of this Article 6(2), if the Company proposes to renew the term of employment and you do not accept it, the end of the term of employment specified in Article 2 shall be deemed to be your resignation from the Company.

Termination date: the date of termination for “reason” shall be the date specified in the written termination notice issued to you by our company. When you resign, the date of termination shall be the following date :(a) the date specified in your written notice to the Company (which shall not be less than thirty days from the date of the written notice) when you resign for no “reasonable reason” (as defined below), or, if not specified in the written notice, the date of termination shall be the thirtieth day after the Company receives your written notice of resignation and (b) the date of termination shall be the date of your actual resignation after the period of compensation specified in Article 6(4) upon resignation for “reasonable reasons”.

4

1. Reasons

For the purposes of this Agreement, termination of “reason” shall mean termination of your employment relationship on the following grounds:

（1）any act or omission constituting your breach of your obligations under this Agreement;

（2）you are investigated for criminal responsibility according to relevant laws and regulations;

（3）any intentional violation or breach of the Company's major corporate governance rules or regulations; and

（4）there are any intentional misconduct, gross negligence or dishonesty or fraud in the performance of your duties which have caused great damage to our company

3. Return of property

All documents, designs, plans, information, data, records or other property (whether tangible or intangible), including all electronic storage information (including all copies), and all “confidential” information, including all copies of all such confidential information, which you own or control, that belong to or are related to the Company or its business, services, consumers, customers, potential customers and suppliers, shall be the exclusive property of the Company and shall be returned immediately at the request of the Company, and you shall return any of the above information no later than the termination date of your employment.

VII. Other Articles

You shall provide to our company certificate or information such as identity card, passport, work experience and job skills. You shall guarantee the authenticity of the above certificate or information, and you shall guarantee (i) that there is no employment relationship with any other company or entity, and (ii) that there is no non-competition obligation or any other obligation affecting employment, that (iii) there is no dispute with the former employer, that (iv) all property of the former employer has been returned, and that (v) you will not use any information from the former employer for your work in the company. Any false statement made by you in respect of the above matters will constitute a material breach of our policy, and we shall have the right to terminate this Agreement without any additional remuneration to you.

5

You agree to strictly abide by all the provisions of this Agreement and all other systems of the Company (including the version revised from time to time by our own decision).

VIII. Dispute Resolutions

Any dispute, objection, dispute or claim of any kind arising or arising between the parties in connection with any matter or matter arising out of or in connection with this Agreement shall first be settled by negotiation. If consultation fails, both parties may file a lawsuit with the Wuchang District People's Court of Wuhan City.

I hereby

(No text below)

Name: /s/ Ricky Qizhi Wei	Name: /s/ Xiang Zhou
Title: CEO
Address: Lianfa International Building, Wuchang District, Wuhan City March 30, 2021

6